SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

INSTEEL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

45774W108

(CUSIP Number)

H. O. Woltz, III 1373 Boggs Drive Mount Airy, NC 27030 Telephone No. 336-786-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.

NAMES OF REPORTING PERSONS

Howard O. Woltz, III, individually and as

Co-executor of the Estate of Howard O. Woltz, Jr.

Co-trustee of the Howard Woltz III Trust f/b/o E. Parker Woltz

Co-trustee of the Howard Woltz III Trust f/b/o Louise Woltz

Co-trustee of the Howard Woltz III Trust f/b/o Charlotte Woltz

Co-trustee of the Howard Woltz, Jr. Irrevocable Grantor Trust

Co-trustee of the Howard Woltz, Jr. Revocable Trust

Co-trustee of the Trust f/b/o Woltz Foundation

Trustee of the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz

Trustee of the Edwin Moore Irrevocable Trust f/b/o Moore Woltz

Trustee of the Edwin Moore Irrevocable Trust f/b/o Osler Woltz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 505,288 (1)
	8.	SHARED VOTING POWER 535,249 (2)
	9.	SOLE DISPOSITIVE POWER 505,288 (1)
	10.	SHARED DISPOSITIVE POWER 535,249 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,537 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45774W108	Page 3 of 7

Footnotes:

(1)	Includes: (a) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz; (b) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Osler Woltz; and (c) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Moore Woltz. Mr. Woltz serves as trustee of each of the foregoing trusts. Also includes 215,690 shares subject to options owned by Mr. Woltz which are exercisable within the next 60 days. Does not include 89,474 shares subject to options which will become exercisable after 60 days.
(2)	Includes 8,513 shares held by the Estate of H.O. Woltz, Jr. Those shares are listed as beneficially owned by Mr. Woltz as a result of his appointment as co-executor of the Estate of Howard O. Woltz, Jr. Also includes: (a) 24,092 shares held in the Howard Woltz III Trust f/b/o Louise Woltz; (b) 24,108 shares held in the Howard Woltz III Trust f/b/o E. Parker Woltz; (c) 24,114 shares held in the Howard Woltz III Trust f/b/o Charlotte Woltz; (d) 43,228 shares held in the Howard Woltz, Jr. Irrevocable Grantor Trust; (e) 321,902 shares held in the Howard Woltz, Jr. Revocable Trust; and (f) 89,292 shares held in the Trust f/b/o Woltz Foundation. Mr. Woltz serves as co-trustee of each of the foregoing trusts.
(3)	Based on 17,609,324 shares of Common Stock outstanding as of November 9, 2011, and 215,690 shares of Common Stock subject to options deemed to be beneficially owned by Mr. Woltz pursuant to Exchange Act Rule 13d-3, as of the date hereof.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Insteel Industries, Inc., a North Carolina corporation (“Insteel” or the “Issuer”). The Issuer’s business address is 1373 Boggs Drive, Mount Airy, NC 27030.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by H. O. Woltz, III, a North Carolina resident (“Mr. Woltz”) individually and in his capacity as (i) co-executor of the Estate of Howard O. Woltz, Jr. (the “Estate”), (ii) co-trustee of each of the Howard Woltz, Jr. Irrevocable Grantor Trust, the Howard Woltz III Trust f/b/o Louise Woltz, the Howard Woltz III Trust f/b/o E. Parker Woltz, the Howard Woltz III Trust f/b/o Charlotte Woltz, the Howard Woltz, Jr. Revocable Trust and the Trust f/b/o Woltz Foundation and (iii) sole trustee of the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz, the Edwin Moore Irrevocable Trust f/b/o Moore Woltz, and the Edwin Moore Irrevocable Trust f/b/o Osler Woltz (collectively, the “Trusts”). The business address of Mr. Woltz is 1373 Boggs Drive, Mount Airy, NC 27030. The present principal occupation/employment of Mr. Woltz is Chairman, Chief Executive Officer and President of the Issuer. The address of the Issuer’s principal business office is 1373 Boggs Drive, Mount Airy, NC 27030.

(d) Mr. Woltz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Woltz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Woltz is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Woltz has (i) sole voting and dispositive power with respect to 464,236 shares owned directly and (ii) sole or shared voting and dispositive power with respect to 113,366 shares held in the Howard Woltz III Trust f/b/o E. Parker Woltz, Howard Woltz III Trust f/b/o Louise Woltz, the Howard Woltz III Trust f/b/o Charlotte Woltz, the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz, the Edwin Moore Irrevocable Trust f/b/o Moore Woltz and the Edwin Moore Irrevocable Trust f/b/o Osler Woltz. The shares referred to in clauses (i) and (ii) above were purchased with personal funds, received as a gift, or obtained through the exercise of stock options.

The shares of Common Stock that resulted in Mr. Woltz becoming a 5% beneficial owner are (i) the 8,513 shares deemed to have been acquired by Mr. Woltz upon the opening of the Estate and the qualification of Mr. Woltz as co-executor of the Estate on January 13, 2011 and (ii) the 454,422 shares that are deemed to have been acquired by Mr. Woltz upon his appointment as co-trustee of each of the Howard Woltz, Jr. Irrevocable Grantor Trust, the Howard Woltz, Jr. Revocable Trust and the Trust f/b/o Woltz Foundation.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

(a) Other than occasional gifts and other transactions among family members and exercises of stock options and sales of Common Stock to cover exercise costs and tax liabilities associated therewith, (i) Mr. Woltz intends to hold for investment the shares of Common Stock of the Issuer that he owns directly and (ii) Mr. Woltz has no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserves the right to buy or sell from time to time.

CUSIP No. 45774W108	Page 5 of 7

All shares in the Estate are being held by Mr. Woltz for the purpose of administering the Estate and making distributions in accordance with the decedent’s will. All shares in the Trusts are being held by Mr. Woltz in his capacity as trustee or co-trustee of the Trusts. In the course of administering the Estate or managing the Trusts, Mr. Woltz may sell all or a portion of the shares held by the Estate or the Trusts if that becomes necessary for the payment of debts or taxes owed by the Estate or the Trusts or to generate funds for other Estate or Trust purposes. While Mr. Woltz does not currently have any specific plans to cause the Estate or the Trusts to acquire additional shares, he may do so in the future. Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which the Common Stock can be purchased, and the respective financial needs of the Estate and the Trusts.

(b)-(j) Mr. Woltz does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to change the board of directors or management of the Issuer, (iii) to make any material change in the present capitalization or dividend policy of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (viii) any action similar to any of those described in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Woltz beneficially owns 1,040,537 shares of Common Stock of the Issuer, constituting 5.9% of such shares outstanding.

(b) Number of shares of Common Stock of the Issuer as to which Mr. Woltz has:

(i) sole power to vote or to direct the vote — 505,288 (1)

(ii) shared power to vote or to direct the vote — 535,249 (2)

(iii) sole power to dispose of or to direct the disposition of — 505,288 (1)

(iv) shared power to dispose of or to direct the disposition — 535,249 (2)

(1)

Includes: (a) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz; (b) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Osler Woltz; and (c) 13,684 shares held in the Edwin Moore Irrevocable Trust f/b/o Moore Woltz. Mr. Woltz serves as trustee of each of the foregoing trusts. Also includes 215,690 shares subject to options owned by Mr. Woltz which are exercisable within the next 60 days. Does not include 89,474 shares subject to options which will become exercisable after 60 days.

(2)

Includes 8,513 shares held by the Estate. Those shares are listed as beneficially owned by Mr. Woltz as a result of his appointment as co-executor of the Estate. Also includes: (a) 24,092 shares held in the Howard Woltz III Trust f/b/o Louise Woltz; (b) 24,108 shares held in the Howard Woltz III Trust f/b/o E. Parker Woltz; (c) 24,114 shares held in the Howard Woltz III Trust f/b/o Charlotte Woltz; (d) 43,228 shares held in the Howard Woltz, Jr. Irrevocable Grantor Trust; (e) 321,902 shares held in the Howard Woltz, Jr. Revocable Trust and (f) 89,292 shares held in the Trust f/b/o Woltz Foundation. Mr. Woltz serves as co-trustee of each of the foregoing trusts.

CUSIP No. 45774W108	Page 6 of 7

(c) In the past 60 days, the Mr. Woltz has not engaged in any transactions in the Issuer’s Common Stock, other than gifts of 900 shares of Common Stock on November 3, 2011 and 3,650 shares of Common Stock on November 30, 2011, respectively. The shares of Common Stock that resulted in Mr. Woltz becoming a 5% beneficial owner are (i) the 8,513 shares are deemed to have been acquired by Mr. Woltz upon the opening of the Estate and the qualification of Mr. Woltz as co-executor of the Estate on January 13, 2011 and (ii) the 454,422 shares that are deemed to have been acquired by Mr. Woltz upon his appointment as co-trustee of each of the Howard Woltz, Jr. Irrevocable Grantor Trust, the Howard Woltz, Jr. Revocable Trust and the Trust f/b/o Woltz Foundation.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 45774W108	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, the undersigned, certify that the information set forth in this statement is true, complete and correct.

Date: January 9th, 2012

/s/ Howard O. Woltz, III
Howard O. Woltz, III, individually and as
Co-executor of the Estate of Howard O. Woltz, Jr.
Co-trustee of the Howard Woltz III Trust f/b/o E. Parker Woltz
Co-trustee of the Howard Woltz III Trust f/b/o Louise Woltz
Co-trustee of the Howard Woltz III Trust f/b/o Charlotte Woltz
Co-trustee of the Howard Woltz, Jr. Irrevocable Grantor Trust
Co-trustee of the Howard Woltz, Jr. Revocable Trust
Co-trustee of the Trust f/b/o Woltz Foundation
Trustee of the Edwin Moore Irrevocable Trust f/b/o Bessie Woltz
Trustee of the Edwin Moore Irrevocable Trust f/b/o Moore Woltz
Trustee of the Edwin Moore Irrevocable Trust f/b/o Osler Woltz

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).